UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant	☒

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☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

PUERTO RICO RESIDENTS TAX-FREE FUND iV, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk
José R. Izquierdo II

BRENT D. ROSENTHAL

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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ANNUAL MEETING OF SHAREHOLDERS OF
PUERTO RICO RESIDENTS TAX-FREE FUND IV, Inc.

AMENDMENT NO. 1 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of shareholders

scheduled to be held on February 17, 2022

Please vote the BLUE Proxy Card to elect our slate of highly-qualified nominees and for our proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to November 16, 2021

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”) is filing this amendment (this “Amendment”) to its definitive proxy statement dated December 7, 2021 (the “Proxy Statement”) in connection with the election of our two (2) nominees to the board of directors (the “Board”) of Puerto Rico Residents Tax-Free Fund IV, Inc. (the “Fund”) and our proposal to repeal any provision or amendment to the Fund’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to November 16, 2021 (i.e., the date we submitted our nomination notice to the Fund), each at the annual meeting of shareholders (the “Annual Meeting”).

According to the Fund’s amended proxy statement filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021, the Annual Meeting will be held virtually at 11:00 a.m. Atlantic Standard Time (10:00 a.m. Eastern Standard Time) on February 17, 2022.

According to the Fund’s amended proxy statement filed on December 17, 2021, any shareholder of record as of the close of business on the record date, January 18, 2022 (the “Record Date”), wishing to participate in the Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (4:00 p.m. Eastern Standard Time) on February 16, 2022. According to the Fund’s amended proxy statement filed on December 17, 2021, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the Annual Meeting. Shareholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the Annual Meeting.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF OUR NOMINEES AND FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT SHAREHOLDER APPROVAL SUBSEQUENT TO NOVEMBER 16, 2021.

According to the Fund’s amended proxy statement filed on December 17, 2021, the record date for the Annual Meeting is January 18, 2022, instead of November 1, 2021 as originally disclosed in the Fund’s preliminary proxy statement filed with the SEC on December 2, 2021. For a shareholder of record as of the close of business on the original record date who is also a shareholder of record on the new record date and who has provided a proxy based on the original record date, such proxy will remain in full force and effect with respect to the number of shares held by such shareholder as of the close of business on the new record date unless properly revoked or a later dated proxy is submitted by the applicable shareholder. The previous submission of proxies will not affect your right to vote in the event that you attend the Annual Meeting. Please note, however, that attendance alone at the Annual Meeting without voting will not be sufficient to revoke a previously authorized proxy.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Shareholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Morrow Sodali LLC, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

509 Madison Avenue Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.morrowsodali.com

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